                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                             ______________________




                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  600533 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                   Mark Early
                              Vinson & Elkins LLP
                           3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700
    -----------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)



                                 July 11, 2000
--------------------------------------------------------------------------------
            (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

                                 SCHEDULE 13D
CUSIP NO. 001693 10 0                                                   Page 2
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Mr. C. E. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,119,039
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             386,764
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,119,039
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          386,764
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,505,803
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        11.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 001693 10 0                                                   Page 3
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Eagle Investments, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             264,199
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          264,199
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        264,199
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        2.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 001693 10 0                                                   Page 4
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Eagle International, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             122,565
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          122,565
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        122,565
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person (as defined below) disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 1.         Security and Issuer

          The class of equity security to which this Amendment No. 1 relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Miller Exploration Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3104 Logan Valley Road, Traverse City, Michigan.

Item 2.         Identity and Background

     This statement is being filed jointly on behalf of (1) C. E. Miller ("Mr. Miller"), (2) Eagle Investments, Inc. ("Eagle Investments"), and (3) Eagle International, Inc. ("Eagle International"), each, a "Reporting Person" and collectively, the "Reporting Persons."

(1)
(a) Name: C. E. Miller
(b) Business address: 3104 Logan Valley Road, Traverse City, Michigan
(c) Mr. Miller is the Chairman of the Board and a director of the Company. The Company is an independent oil and gas exploration and production company.
(d) Mr. Miller, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Mr. Miller, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Miller is a citizen of the United States of America.

(2)
Name and state of organization: Eagle Investments, Inc. a Michigan corporation. Principal business: Eagle Investments, Inc. is an oil and gas exploration company.
Address of principal business and principal office: 3104 Logan Valley Road, Traverse City, Michigan 49684
Executive officer, directors, and controlling persons: The name, business address, present principal occupation or employment, and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer, director, and controlling person, of Eagle Investments, Inc. and each executive officer or director of any corporation or other person ultimately in control of Eagle Investments,

Inc. are set forth on Schedule 1 hereto, which Schedule is incorporated herein
                      ----------
by reference. All such persons are citizens of the United States of America.

(3)
Name and state of organization: Eagle International, Inc. a Michigan corporation.
Principal business: Eagle International, Inc. is an international oil and gas exploration company.
Address of principal business and principal office: 3104 Logan Valley Road, Traverse City, Michigan 49684

Executive officer, directors, and controlling persons: The name, business address, present principal occupation or employment, and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer, director, and controlling person, of Eagle International, Inc. and each executive officer or director of any corporation or other person ultimately in control of Eagle International, Inc. are set forth on Schedule 2 hereto, which Schedule is
                                     ----------
incorporated herein by reference. All such persons are citizens of the United States of America.

(2) and (3)

(d) Neither Eagle Investments, Inc., Eagle International, Inc., nor, to the best knowledge of Eagle Investments, Inc. or Eagle International, Inc., any of the persons listed on Schedule 1 or Schedule 2 during the last five years, have been
                  ----------    ----------
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Eagle Investments, Inc., Eagle International, Inc., nor, to the best knowledge of Eagle Investments, Inc. or Eagle International, Inc., any of the persons listed on Schedule 1 or Schedule 2 during the last five years have been
                  ----------    ----------
a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     See Item 5(c).

Item 4.    Purpose of Transaction

     (a) Eagle Investments has signed a letter agreement (the "Letter Agreement") with the Company pursuant to which the Company plans to sell Eagle, in exchange for cash and assets and subject to approval by the Company's stockholders, a total of 3,883,101 shares of Common Stock. The Letter Agreement is subject to approval by the stockholders of the Company. The terms of the Letter Agreement are as follows:

          (i) The Company will purchase an undivided interest in certain of Eagle's non-producing assets, the purchase price for the assets will consist of $2,000,000 in Common Stock at $1.35 per share.

          (ii) Eagle will an purchase an additional $500,000 worth of Common Stock at at $1.35 per share.

          (iii) As consideration for entering into the transaction, Eagle will be issued two warrants exercisable, respectively, for 781,250 shares of Common Stock (the "First Warrant") and 1,250,000 shares of Common Stock (the "Second Warrant"). The exercise price for the First Warrant will be $1.35 per share, and for the Second Warrant will be $2.50 per share.

     (b) In addition, Mr. Miller and certain other stockholders of the Company (collectively, the "Stockholders") have entered into a Voting Agreement, dated July 11, 2000, with Guardian Energy Management Corp., a Michigan corporation ("Guardian"), pursuant to which the Stockholders have agreed to vote at a special meeting of the Company's stockholders in favor of transactions pursuant to which Guardian may acquire up to a total of 16,766,203 shares of Common Stock.

Item 5.   Interest in Securities of Issuer

     (a)

     (1) Mr. Miller may be deemed to beneficially own in the aggregate 1,505,803 shares of Common Stock, representing approximately 11.4% of the outstanding shares of Common Stock.

     (2) Eagle Investments may be deemed to beneficially own in the aggregate 264,199 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock.

     (3) Eagle International may be deemed to beneficially own in the aggregate 122,565 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock.

     (b)

     (1) Mr. Miller has sole voting and dispositive power over 1,119,039 shares, and shared voting and dispositive power over 386,764 shares. Of the 1,119,039 shares over which Mr. Miller has sole voting and dispositive power, 156,403 shares are held of record by the C.E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee, and 962,636 shares are held of record by Mr. Miller as trustee for certain trusts for the benefit of Mr. Miller's children. Of the 386,764 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Eagle Investments over 264,199 shares and with Eagle International over 122,565 shares.

     (2) Eagle Investments has sole voting and dispositive power over no shares, and shared voting and dispositive power over 264,199 shares. All of these shares are held of record by Eagle Investments. All of the common stock of Eagle Investments is held by the C. E. Miller

Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 264,199 shares over which Eagle Investments has shared voting and dispositive power, such power is shared with Mr. Miller.

     (3) Eagle International has sole voting and dispositive power over no shares, and shared voting and dispositive power over 122,565 shares. All of these shares are held of record by Eagle International. All of the common stock of Eagle International is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 122,565 shares over which Eagle International has shared voting and dispositive power, such power is shared with Mr. Miller.

     (c) Mr. Miller was granted 30,311 shares of common stock as payment of director fees on July 26, 2000.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7.   Material to be Filed as Exhibits

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            August 23, 2000                  By:    /s/ C.E. Miller
   ----------------------------------           --------------------------------
                Date                            Name:  C. E. Miller



                                             EAGLE INVESTMENTS, INC.



                                             By:    /s/ C.E. Miller
                                                --------------------------------
                                                Name:   C.E. Miller
                                                Title:  President




                                             EAGLE INTERNATIONAL, INC.



                                             By:      /s/ C.E. Miller
                                                --------------------------------
                                                Name:  C.E. Miller
                                                Title: President

                                 EXHIBIT INDEX

10.1 Voting Agreement dated July 11, 2000, by and among Guardian Energy Management Corp. and Stockholders (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                   SCHEDULE 1
                                   ----------

              CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
             OFFICERS AND CONTROLLING PERSONS OF EAGLE INVESTMENTS

       Name and Position                     Business Address                      Present Occupation
--------------------------------  --------------------------------------  ------------------------------------
C.E. Miller                       3104 Logan ValleyRoad                   Retired
Sole Executive Officer            Traverse City, Michigan 49684


                                   SCHEDULE 2
                                   ----------

              CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
            OFFICERS AND CONTROLLING PERSONS OF EAGLE INTERNATIONAL

       Name and Position                     Business Address                      Present Occupation
--------------------------------  --------------------------------------  ------------------------------------
C.E. Miller                       3104 Logan ValleyRoad                   Retired
Sole Executive Officer            Traverse City, Michigan 49684